FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2025
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim unaudited consolidated financial statements	3

Interim condensed consolidated financial statements
5	Condensed consolidated balance sheet

7	Condensed consolidated income statements

8	Condensed consolidated statements of recognised income and expense

9	Condensed consolidated statements of changes in total equity

11	Condensed consolidated statements of cash flows

Explanatory notes to the interim condensed consolidated financial statements
12	Note 1: Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
14	Note 2: Grupo Santander
15	Note 3: Shareholder remuneration system and earnings per share
17	Note 4: Remuneration and other benefits paid to Banco Santander's directors and senior managers
19	Note 5: Financial assets
22	Note 6: Non-current assets held for sale
22	Note 7: Tangible assets
23	Note 8: Intangible assets
24	Note 9: Financial liabilities
26	Note 10: Provisions
34	Note 11: Equity
37	Note 12: Segment information (primary segment)
38	Note 13: Related parties
41	Note 14: Off-balance-sheet exposures
41	Note 15: Average headcount and number of branches
42	Note 16: Other disclosures
52	Note 17: Explanation added for translation to English

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2024 AND 31 DECEMBER 2023
(EUR million)

ASSETS	Note	30-09-2024	31-12-2023 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		169,377	220,342

FINANCIAL ASSETS HELD FOR TRADING	5	232,039	176,921
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	6,347	5,910
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	9,113	9,773
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	80,171	83,308
FINANCIAL ASSETS AT AMORTISED COST	5	1,198,673	1,191,403
HEDGING DERIVATIVES		5,637	5,297

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(313)	(788)

INVESTMENTS		8,640	7,646
Joint venture entities		2,060	1,964
Associated entities		6,580	5,682

ASSETS UNDER REINSURANCE CONTRACTS		217	237

TANGIBLE ASSETS	7	32,536	33,882
Property, plant and equipment		31,612	32,926
For own-use		12,469	13,408
Leased out under an operating lease		19,143	19,518
Investment properties		924	956
Of which : Leased out under an operating lease		768	851
INTANGIBLE ASSETS	8	19,077	19,871
Goodwill		13,487	14,017
Other intangible assets		5,590	5,854

TAX ASSETS		28,589	31,390
Current tax assets		9,471	10,623
Deferred tax assets		19,118	20,767

OTHER ASSETS		9,217	8,856
Insurance contracts linked to pensions		95	93
Inventories		6	7
Other		9,116	8,756

NON-CURRENT ASSETS HELD FOR SALE	6	2,939	3,014
TOTAL ASSETS		1,802,259	1,797,062
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2024.

January - September 2024	5

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2024 AND 31 DECEMBER 2023
(EUR million)

LIABILITIES	Note	30-09-2024	31-12-2023 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	9	143,559	122,270
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (**)	9	34,503	40,367
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,459,778	1,468,703
HEDGING DERIVATIVES		5,000	7,656
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		50	55
LIABILITIES UNDER INSURANCE CONTRACTS		18,037	17,799
PROVISIONS		8,571	8,441
Pension and other post-retirement obligations	10	2,318	2,225
Other long term employee benefits	10	833	880
Taxes and other legal contingencies	10	2,604	2,715
Contingent liabilities and commitments	14	713	702
Other provisions	10	2,103	1,919
TAX LIABILITIES		9,177	9,932
Current tax liabilities		3,040	3,846
Deferred tax liabilities		6,137	6,086
OTHER LIABILITIES		18,521	17,598
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,697,196	1,692,821
SHAREHOLDERS´ EQUITY		134,070	130,443
CAPITAL	11	7,747	8,092
Called up paid capital		7,747	8,092
Unpaid capital which has been called up		—	—
SHARE PREMIUM		41,604	44,373
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		744	720
Equity component of the compound financial instrument		—	—
Other equity instruments issued		744	720
OTHER EQUITY		213	195
ACCUMULATED RETAINED EARNINGS		82,324	74,114
REVALUATION RESERVES		—	—
OTHER RESERVES		(5,887)	(5,751)
(-) OWN SHARES		(459)	(1,078)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	9,309	11,076
(-) INTERIM DIVIDENDS		(1,525)	(1,298)
OTHER COMPREHENSIVE INCOME (LOSS)	11	(37,471)	(35,020)
ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(5,256)	(5,212)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(32,215)	(29,808)
NON-CONTROLLING INTEREST		8,464	8,818
Other comprehensive income		(1,852)	(1,559)
Other items		10,316	10,377
TOTAL EQUITY		105,063	104,241
TOTAL LIABILITIES AND EQUITY		1,802,259	1,797,062
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		291,385	279,589
Financial guarantees granted		15,780	15,435
Other commitments granted		138,136	113,273
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2024.

6	January - September 2024

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2024 AND 2023

(EUR million)		(Debit) / Credit
	Note	01-01-2024 to 30-09-2024	01-01-2023 to 30-09-2023 (*)
Interest income		84,394	78,142
Financial assets at fair value through other comprehensive income		5,168	5,418
Financial assets at amortised cost		62,890	57,973
Other interest income		16,336	14,751
Interest expense		(49,712)	(46,003)
Interest income/ (charges)		34,682	32,139
Dividend income		584	474
Income from companies accounted for using the equity method		497	462
Commission income		13,034	12,447
Commission expense		(3,368)	(3,225)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		19	88
Financial assets at amortised cost		(40)	—
Other financial assets and liabilities		59	88
Gain or losses on financial assets and liabilities held for trading, net		808	555
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		808	555
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		627	38
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		627	38
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		41	287
Gain or losses from hedge accounting, net		28	96
Exchange differences, net		(30)	905
Other operating income (**)		702	587
Other operating expenses		(1,791)	(2,012)
Income from insurance and reinsurance contracts		348	542
Expenses from insurance and reinsurance contracts		(331)	(512)
Total income		45,850	42,871
Administrative expenses		(16,792)	(16,556)
Staff costs		(10,558)	(10,080)
Other general and administrative expenses		(6,234)	(6,476)
Depreciation and amortisation cost		(2,470)	(2,405)
Provisions or reversal of provisions, net		(2,521)	(1,989)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(9,524)	(9,477)
Financial assets at fair value through other comprehensive income		(7)	(20)
Financial assets at amortised cost	5	(9,517)	(9,457)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(436)	(129)
Tangible assets		(249)	(77)
Intangible assets		(184)	(40)
Others		(3)	(12)
Gain or losses on non financial assets and investments, net		371	280
Negative goodwill recognised in results		—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(51)	(58)
Operating profit/(loss) before tax		14,427	12,537
Tax expense or income from continuing operations		(4,246)	(3,552)
Profit/(loss) for the period from continuing operations		10,181	8,985
Profit/( loss) after tax from discontinued operations		—	—
Profit/(loss) for the period		10,181	8,985
Profit attributable to non-controlling interests		872	842
Profit/(loss) attributable to the parent		9,309	8,143
Earnings/(losses) per share	3
Basic		0.57	0.48
Diluted		0.57	0.48
(*) Presented for comparison purposes only (see Note 1.e).
(**) Includes EUR -796 million at 30 September 2024 (EUR -973 million at 30 September 2023) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended 30 September 2024.

January - September 2024	7

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2024 AND 2023
(EUR million)

		(Debit) / Credit
	Note	01-01-2024 to 30-09-2024	01-01-2023 to 30-09-2023 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		10,181	8,985
OTHER RECOGNISED INCOME AND EXPENSE		(3,020)	1,097
Items that will not be reclassified to profit or loss	11	(263)	(584)
Actuarial gains and losses on defined benefit pension plans		(613)	(661)
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(2)	(10)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		210	(85)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(2)	(26)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		2	26
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(104)	(56)
Income tax relating to items that will not be reclassified		246	228
Items that may be reclassified to profit or loss	11	(2,757)	1,681
Hedges of net investments in foreign operations (effective portion)	11	418	(1,847)
Revaluation gains (losses)		418	(1,847)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	(3,809)	2,468
Revaluation gains (losses)		(3,809)	2,403
Amounts transferred to income statement		—	65
Other reclassifications		—	—
Cash flow hedges (effective portion)		875	1,051
Revaluation gains (losses)		(744)	(581)
Amounts transferred to income statement		1,619	1,632
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		64	375
Revaluation gains (losses)		89	396
Amounts transferred to income statement		(25)	(21)
Other reclassifications		—	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		(104)	60
Income tax relating to items that may be reclassified to profit or loss		(201)	(426)
Total recognised income and expenses for the year		7,161	10,082
Attributable to non-controlling interests		579	1,003
Attributable to the parent		6,582	9,079
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2024.

8	January - September 2024

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2024 AND 2023
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2023 (*)	8,092	44,373	720	195	74,114	—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2024 (*)	8,092	44,373	720	195	74,114	—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Total recognised income and expense	—	—	—	—	—	—	—	—	9,309	—	(2,727)	(293)	872	7,161
Other changes in equity	(345)	(2,769)	24	18	8,210	—	(136)	619	(11,076)	(227)	276	—	(933)	(6,339)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	(590)	(590)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(345)	(2,769)	—	—	—	—	345	2,769	—	—	—	—	(93)	(93)
Dividends	—	—	—	—	(1,485)	—	—	—	—	(1,525)	—	—	(631)	(3,641)
Purchase of equity instruments	—	—	—	—	—	—	—	(2,752)	—	—	—	—	—	(2,752)
Disposal of equity instruments	—	—	—	—	—	—	7	602	—	—	—	—	—	609
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	9,695	—	(186)	—	(11,076)	1,298	276	—	(7)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(62)	—	—	—	—	—	—	—	—	—	(62)
Others increases or (-) decreases of the equity	—	—	24	80	—	—	(302)	—	—	—	—	—	388	190
Balance as at 09-30-2024	7,747	41,604	744	213	82,324	—	(5,887)	(459)	9,309	(1,525)	(37,471)	(1,852)	10,316	105,063
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2024.

January - September 2024	9

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2024 AND 2023
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2022 (*)	8,397	46,273	688	175	66,702	—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2023 (*)	8,397	46,273	688	175	66,702	—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
Total recognised income and expense	—	—	—	—	—	—	—	—	8,143	—	936	161	842	10,082
Other changes in equity	(305)	(1,900)	24	21	7,413	—	(120)	647	(9,605)	(332)	170	3	(786)	(4,770)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	1	1
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(305)	(1,900)	—	—	—	—	305	1,900	—	—	—	—	—	—
Dividends	—	—	—	—	(963)	—	—	—	—	(1,311)	—	—	(463)	(2,737)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,898)	—	—	—	—	—	(1,898)
Disposal of equity instruments	—	—	—	—	—	—	13	645	—	—	—	—	—	658
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,376	—	80	—	(9,605)	979	170	3	(3)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(345)	(345)
Share-based payment	—	—	—	(66)	—	—	—	—	—	—	—	—	—	(66)
Others increases or (-) decreases of the equity	—	—	24	87	—	—	(518)	—	—	—	—	—	24	(383)
Balance as at 09-30-2023 (*)	8,092	44,373	712	196	74,115	—	(5,574)	(28)	8,143	(1,311)	(34,522)	(1,692)	10,393	102,897
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2024.

10	January - September 2024

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2024 AND 2023
(EUR million)

	Note	30-09-2024	30-09-2023 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(47,128)(**)	(3,759)
Profit/(loss) for the period		10,181	8,985
Adjustments made to obtain the cash flows from operating activities		22,155	19,818
Depreciation and amortisation cost		2,470	2,405
Other adjustments		19,685	17,413
Net increase/(decrease) in operating assets		103,055	83,886
Financial assets held-for-trading		63,596	41,222
Non-trading financial assets mandatorily at fair value through profit or loss		688	392
Financial assets at fair value through profit or loss		(630)	664
Financial assets at fair value through other comprehensive income		(307)	(1,361)
Financial assets at amortised cost		38,639	43,384
Other operating assets		1,069	(415)
Net increase/(decrease) in operating liabilities		26,509	54,022
Financial liabilities held-for-trading		25,302	26,496
Financial liabilities designated at fair value through profit or loss		(5,951)	(811)
Financial liabilities at amortised cost		9,815	29,538
Other operating liabilities		(2,657)	(1,201)
Income tax recovered/(paid)		(2,918)	(2,698)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(3,306)	(3,500)
Payments		8,391	9,789
Tangible assets	7	6,210	7,073
Intangible assets		1,430	1,499
Investments		691	50
Subsidiaries and other business units	2	60	1,167
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		5,085	6,289
Tangible assets	7	4,084	4,124
Intangible assets		—	—
Investments		356	493
Subsidiaries and other business units		6	864
Non-current assets held for sale and associated liabilities	6	639	808
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(1,595)	(714)
Payments		9,793	5,214
Dividends	3	1,485	963
Subordinated liabilities		3,623	934
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		2,752	1,898
Other payments related to financing activities		1,933	1,419
Proceeds		8,198	4,500
Subordinated liabilities		6,976	3,540
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		612	663
Other proceeds related to financing activities		610	297
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		1,064	1,957
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(50,965)	(6,016)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		220,342	223,073
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		169,377	217,057
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		9,432	7,860
Cash equivalents at central banks		144,545	196,289
Other financial assets		15,400	12,908
Less: Bank overdrafts refundable on demand
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		169,377	217,057
In which: restricted cash		—	—
(*) Presented for comparison purposes only (see Note 1.e).
(**) This variation is primarily due to balance sheet management carried out during the first nine months of 2024, focusing on liquidity optimization and investment in liquid assets for interest rate risk management, without resulting in any deterioration in the liquidity position, which has remained stable throughout the year (see also Note 54, Liquidity Risk section, in the annual accounts).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2024.

January - September 2024	11

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the nine-month period ended 30 September 2024.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the nine-month period ended 30 September 2024 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 28 October 2024. Grupo Santander's consolidated annual accounts for year 2023 were approved by shareholders at Banco Santander annual general meeting on 22 March 2024.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2023 were authorised at the board of directors meeting on 19 February 2024 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2023 and the consolidated results of its operations, and the consolidated cash flows in 2022. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 20-F filed with the U.S. Securities and Exchange Commission on 21 February 2024, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements and contains disclosures relating to the first nine months of 2024.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first nine months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2023.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2023. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

12	January - September 2024

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2023 taking into account the standards and interpretations with effective application date during the first nine months of 2024, which are detailed below:
•Amendment to IFRS 16 Lease Liability in a Sale and Leaseback requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback without recognising any amount of the gain or loss that relates to the right of use retained. This new requirement does not prevent a seller-lessee from recognising in profit or loss any gain or loss relating to the partial or full termination of a lease. Applicable, retrospectively, from 1 January 2024.
•Classification of Liabilities, amendments to IAS 1 Presentation of Financial Statements, considering non-current liabilities those in which the entity has the possibility of deferring payment for more than 12 months from the closing date of the reporting period.
Likewise, an additional amendment to IAS 1 on the classification of liabilities with covenants as current or non-current has been approved, specifying that covenants that must be complied with after the reporting date do not affect the classification of liabilities and require additionally their respective breakdowns.
They should be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Applicable from 1 January 2024.
•IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Additional disclosures are required for companies entering into supplier financing arrangements. The objective of the new disclosures is to provide information on Supplier Finance Arrangements (SFA) that allows investors to evaluate the effects on an entity's liabilities, cash flows and liquidity risk exposure (effective from 1 January 2024).
The aforementioned accounting standards and modifications have not had a significant effect on Grupo Santander’s financial statements, except for what was disclosed before.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 September 2024 were applied in their preparation.
By the time of the preparation of these interim financial statements, there are no standards pending adoption by the European Union for the current exercise by the IASB with an effective date of 1 January 2024.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2023, except for those indicated in these interim financial statements due to the accounting standards and modifications that have come into effect during the first nine months of the year 2024.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
•The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
•The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
•The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
•The useful life of the tangible and intangible assets;
•The measurement of goodwill impairment arising on consolidation;
•The calculation of provisions and the consideration of contingent liabilities;
•The fair value of certain unquoted assets and liabilities;
•The recoverability of deferred tax assets; and
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario resulting from the complex geopolitical situation, the levels of inflation and interest rates, as well as the resilience of the labour market being a priority monitoring focus due to the potential uncertainty generated in the Group's estimates.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.

January - September 2024	13

In addition, the Group has applied in the interim financial statements a new theoretical exchange rate for the Argentine peso (1,618 pesos on 30 September 2024 ). This decision is due to the significant divergence that has been observed between the official exchange rate and other macroeconomic magnitudes, mainly inflation. The new theoretical exchange rate also reflects the implicit exchange rate observed in certain transactions ordered between market participants under the prevailing economic conditions, such as the repatriation of dividends from businesses in Argentina. This matter has not had a material impact in the Group’s interim financial statements.
During the nine-month period ended 30 September 2024, there have been no additional significant changes in the estimates made at the end of 2023, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 25 to Grupo Santander's consolidated annual accounts for the year ended 31 December 2023 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2023 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2023 contained in these interim financial statements is only presented for comparison purposes with the information relating to the nine-month period ended 30 September 2024.
The information in Note 12 related to segment information for September 2023 has been restated, in accordance with the new organizational structure of Grupo Santander, as required by IFRS 8 (see note 12).
In order to interpret the changes in the balances with respect to 31 December 2023, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the annual year ended 31 December 2023) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2024: Mexican peso (-14.55%), US dollar (-0.94%), Brazilian real (-11.67%), Pound sterling (4.29%), Chilean peso (-3.59%) and Polish zloty (1.42%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (0.22%), US dollar (-0.37%), Brazilian real (-4.6%), Pound sterling (2.26%), Chilean peso (-12.66%) and Polish zloty (6.41%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the nine-month period ended 30 September 2024.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the nine-month period ended 30 September 2024.
h) Other information
On 28 December 2022, the law establishing a temporary levy on credit institutions and financial credit establishments was published in Spain. On 1 January 2024, an amount of EUR 335 million (EUR 224 million on 1 January 2023) was recorded under the heading "Other operating expenses" in the profit and loss account in accordance with IFRIC 21 due to this new tax.
i)    Events after the reporting period
On 2 October 2024, Banco Santander, S.A., proceeded to announce an early repurchase program of certain preferred and non-preferred senior bonds for a total nominal value of EUR 1,750 million and EUR 1,500 million, respectively.
In addition, on 16 October 2024, Banco Santander, S.A. communicated the optional early redemption of all the Contingent Redeemable Perpetual Bonds for a total nominal amount of EUR 981 million and which trade on the Fixed-Income AIAF Market (the "Loyalty Bonds"). The aforementioned early redemption will take place on 15 December 2024.

14	January - September 2024

2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2023 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2023, 2022 and 2021.
The most significant transactions carried out during the first nine months of 2024 or pending execution at 30 September 2024 are described below:
Accelerated placement of ordinary shares of Santander Bank Polska
On 10 September 2024, Banco Santander, S.A. announced an accelerated placement of 5,320,000 ordinary shares of its subsidiary Santander Bank Polska S.A., representing approximately 5.2% of its share capital, at a price of PLN 463 (EUR 108) per ordinary share. The transaction was closed on 13 September, with the total value of the transaction amounting to PLN 2,463 million (EUR 575 million). Banco Santander will continue to hold a majority stake in Santander Bank Polska S.A. of 62.2% of the share capital (prior to this transaction the percentage of ownership was 67.4%).
This sale has resulted in an increase in reserves and valuation adjustments of EUR 158 million and EUR 57 million, respectively, and an increase in minority equity of EUR 360 million.
3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first nine months of 2024 and 2023 was as follows:

	30-09-2024			30-09-2023
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	19.17%	9.50%	1,485	11.90%	0.0595	963
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	19.17%	9.50%	1,485	11.90%	0.0595	963
Dividend paid out of profit	19.17%	9.50%	1,485	11.90%	0.0595	963
Dividend paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
At the Board of Directors meeting held on 24 September 2024, it was agreed to pay an interim cash dividend of EUR 10 cents per share against 2024 results, which will become effective on 1 November 2024.
Likewise, the board of directors on 27 August 2024 agreed to implement a share repurchase programme to which an amount equivalent to 25% of the Group's underlying profit in the first half of 2024 will be allocated for a maximum amount of EUR 1,525 million, starting on 27 August 2024 and running until 3 January 2025.
At the board of directors held on 22 March 2024, it was agreed to pay an interim dividend in cash against 2023 results of EUR 9.50 cents per share agreed by the board of directors on 19 February 2024, which became effective on 2 May 2024.
In addition, the general meeting of shareholders approved the implementation of a share repurchase program agreed by the board of directors for a maximum amount of 1,459 million euros, which finalized on June 2024.
On 26 September 2023, the board of directors approved the payment of an interim dividend in cash against 2023 results of EUR 8.10 cents per share (see Statement of Changes in Shareholders' Equity), which was made effective on 2 November 2023.
Likewise, the board of directors agreed to implement a share repurchase programme to which an amount equivalent to 25% of the Group's underlying profit in the first half of 2023 would be allocated for a maximum amount of EUR 1,310 million, which finalized on January 2024.
In the general meeting of shareholders on 31 March 2023 it was approved the payment of a complementary dividend in cash charged to the results of the financial year 2022, agreed at the board of directors on 27 February 2023, of EUR 5.95 cents per share that was effective as of 2 May 2023. Likewise, the implementation of a share repurchase program charged to income for the year of 2022 agreed by this board of directors for a maximum amount of EUR 921 million, completed in April 2023, was also approved.

January - September 2024	15

b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-09-2024	30-09-2023
Profit attributable to the Parent (EUR million)	9,309	8,143
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(447)	(358)
	8,862	7,785
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	8,862	7,785
Weighted average number of shares outstanding	15,592,565,053	16,243,675,327
Basic earnings per share (euros)	0.57	0.48
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.57	0.48
ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-09-2024	30-09-2023
Profit attributable to the Parent (EUR million)	9,309	8,143
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(447)	(358)
	8,862	7,785
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	8,862	7,785
Weighted average number of shares outstanding	15,592,565,053	16,243,675,327
Dilutive effect of options/receipt of shares	66,836,638	72,096,989
Adjusted number of shares	15,659,401,691	16,315,772,316
Diluted earnings per share (euros)	0.57	0.48
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.57	0.48

16	January - September 2024

4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2023 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2023.
Following is a summary of the most significant data on the remunerations and benefits for the nine-month periods ended 30 September 2024 and 2023:
Remuneration of members of the board of directors (1)

	EUR thousand
	30-09-2024	30-09-2023
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	4,826	4,596
Variable salary remuneration of executive directors	—	—
Directors' fees	947	785
Bylaw-stipulated emoluments (annual emolument)	2,975	3,170
Other	3,040	2,855
Sub-total	11,788	11,406
Transactions with shares and/or other financial instruments	—	—
	11,788	11,406
1.The Notes to the consolidated annual accounts for 2024 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
2.From 1 October 2023, the Lead Independent Director, non-executive Vice Chair and Chair of remuneration committee is Mr. Glenn Hutchins, succeeding Mr. Carnegie-Brown. From 27 June 2024, Mr. Carlos Barrabés, in replacement of Mr. Ramiro Mato, and Mr. Antonio Francesco Weiss joined the board.
Mr. Bruce Carnegie-Brown stepped down as member of the board on 23 March 2024. Mr. Ramiro Mato stepped down as member of the board on 27 June 2024.

Other benefits of members of the board of directors

	EUR thousand
	30-09-2024	30-09-2023
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	165	120
Pension funds and plans: Endowments and/or contributions (1)	1,795	1,583
Pension funds and plans: Accumulated rights (2)	75,024	67,672
Life insurance premiums	832	629
Guarantees provided for directors	—	—
1. These correspond to the endowments and/or contributions made during the first nine months of 2024 and 2023 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
2. Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 September 2024 and 30 September 2023 rights accrued for this concept for EUR 44,497 thousand and EUR 46,977 thousand, respectively.

January - September 2024	17

Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 September 2024 and 2023, excluding the executive directors:

	EUR thousand
	30-09-2024	30-09-2023
Senior management (1)
Total remuneration of senior management (2)	16,946	16,419
1.Remunerations received during the first nine months by members of the senior management who ceased in their functions by 30 September 2024, amounted to EUR 8,667 thousand (EUR 2,266 thousand by 30 September 2023).
2.The number of members of Banco Santander's senior management, excluding executive directors, is 14 as at 30 September 2024 (13 persons at 30 September 2023)
The variable annual remuneration (or bonuses) received for fiscal year 2023, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2024 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	30-09-2024	30-09-2023
Senior management (1)
Pension funds: Endowments and / or contributions (2)	3,462	3,532
Pension funds: Accumulated rights (3)	49,723	55,167
1.Contributions made during the first nine months to members of the senior management who ceased in their functions by 30 September 2024, amounted to EUR 637 thousand (EUR 401 thousand by 30 September 2023).
2.Corresponds to the allocations and/or contributions made during the first nine months of 2024 and 2023 as retirement pensions.
3.Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 September 2024 and 30 September 2023 rights accumulated for this same concept for EUR 81,122 thousand and EUR 90,013 thousand, respectively.

18	January - September 2024

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 September 2024 and 31 December 2023 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-09-2024
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	56,247
Equity instruments	16,008	4,550		1,942
Debt instruments	74,202	563	2,879	68,850	111,107
Loans and advances	85,582	1,234	6,234	9,379	1,087,566
Central Banks	21,584	—	—	—	16,951
Credit institutions	32,516	—	435	343	50,747
Customers	31,482	1,234	5,799	9,036	1,019,868
Total	232,039	6,347	9,113	80,171	1,198,673

	EUR million
	31-12-2023
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	56,328
Equity instruments	15,057	4,068		1,761
Debt instruments	62,124	860	3,095	73,565	103,559
Loans and advances	43,412	982	6,678	7,982	1,087,844
Central Banks	17,717	—	—	—	20,082
Credit institutions	14,061	—	459	313	57,917
Customers	11,634	982	6,219	7,669	1,009,845
Total	176,921	5,910	9,773	83,308	1,191,403

January - September 2024	19

Following is the gross exposure of financial assets subject to impairment stages at 30 September 2024 and 31 December 2023:

	EUR million
	30-09-2024				31-12-2023
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	77,653	456	286	78,395	81,183	305	192	81,680
Debt instruments	68,849	4	6	68,859	73,570	—	6	73,576
Loans and advances	8,804	452	280	9,536	7,613	305	186	8,104
Credit institutions	343	—	—	343	313	—	—	313
Customers	8,461	452	280	9,193	7,300	305	186	7,791
Financial assets at amortised cost	1,102,953	83,002	34,266	1,220,221	1,102,968	76,552	34,090	1,213,610
Debt instruments	110,221	496	656	111,373	103,127	203	455	103,785
Loans and advances	992,732	82,506	33,610	1,108,848	999,841	76,349	33,635	1,109,825
Central Banks	16,951	—	—	16,951	20,082	—	—	20,082
Credit institutions	50,752	—	—	50,752	57,926	—	—	57,926
Customers	925,029	82,506	33,610	1,041,145	921,833	76,349	33,635	1,031,817
Total	1,180,606	83,458	34,552	1,298,616	1,184,151	76,857	34,282	1,295,290
On 30 September 2024, Grupo Santander has EUR 641 million (EUR 743 million on 31 December 2023) of exposure in impaired assets purchased with impairment, of which EUR 231 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the nine-month periods ended 30 September 2024 and 2023, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-09-2024	30-09-2023
Balance as at beginning of period	22,950	22,888

Impairment losses charged to income for the period	10,411	10,312
Of which:
Impairment losses charged to income	17,482	15,781
Impairment losses reversed with a credit to income	(7,071)	(5,469)
Perimeter change	—	(48)
Write-off of impaired balances against recorded impairment allowance	(10,065)	(10,048)
Exchange differences and other	(1,107)	283

Balance as at end of period	22,189	23,387

Of which, relating to:
Impaired assets	14,269	14,241
Other assets	7,920	9,146

Of which:
Individually calculated	2,488	2,890
Collectively calculated	19,701	20,497

20	January - September 2024

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 September 2024 and 30 September 2023:

	EUR million
	30-09-2024
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,587	4,930	14,149	22,666
Transfers between stages	(747)	539	5,830	5,622
Net changes of the exposure and modifications in the credit risk	645	(560)	4,495	4,580
Write-offs	—	—	(9,782)	(9,782)
Exchange differences and other	(293)	(225)	(703)	(1,221)
Carrying amount at end of period	3,192	4,684	13,989	21,865

	EUR million
	30-09-2023
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,611	5,124	13,931	22,666
Transfers between stages	(615)	308	5,373	5,066
Variation due to credit risk	805	(279)	4,711	5,237
Write-offs	—	—	(10,047)	(10,047)
Exchange differences and other	77	76	39	192
Carrying amount at end of period	3,878	5,229	14,007	23,114
Previously written-off assets recovered during the first nine months of 2024 and 2023 amount to EUR 1,195 million and to EUR 1,188 million, respectively. In addition, during the first nine months of 2024 EUR 301 million (EUR 333 million during the first nine months of 2023) were recognized for losses in the income statement due to renegotiation or contractual modifications mainly due to the CHF mortgage portfolio in Poland. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 9,517 million and EUR 9,457 million during the first nine months of 2024 and 2023, respectively.
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the nine-month periods ended 30 September 2024 and 2023, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	30-09-2024	30-09-2023
Balance as at beginning of period	34,363	33,269
Net additions	11,333	10,392
Written-off assets	(10,065)	(10,048)
Perimeter Changes	17	(59)
Exchange differences and other	(1,151)	631
Balance at end of period	34,497	34,185
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

January - September 2024	21

d)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 September 2024 and 31 December 2023:

	EUR million
	30-09-2024		31-12-2023
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,087,566	1,081,474	1,087,844	1,077,543
Debt instruments	111,107	111,293	103,559	102,888
ASSETS	1,198,673	1,192,767	1,191,403	1,180,431
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2023.
6.    Non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale at 30 September 2024 and 31 December 2023 is as follows presented by nature:

	EUR million
	30-09-2024	31-12-2023
Tangible assets	2,918	2,991
Of which:
Foreclosed assets	2,676	2,773
Of which: Property assets in Spain	2,029	2,138
Other tangible assets held for sale	242	218
Other assets	21	23
	2,939	3,014
The balance of the provisions at 30 September 2024 is EUR 2,756 million (EUR 2,956 million at 31 December 2023). The charges recorded in the first nine months of 2024 and 2023 amounted to EUR 106 million and EUR 101 million, respectively, and the recoveries undergone during those periods amount to EUR 22 million and EUR 25 million, respectively.

22	January - September 2024

7.   Tangible assets
a)   Changes in the period
In the first nine months of 2024 and 2023, tangible assets (rights of use are not included) were acquired for EUR 6,210 million and EUR 7,073 million, respectively.
Likewise, in the first nine months of 2024 and 2023 tangible asset items were disposed of with a carrying amount of EUR 4,069 million and EUR 4,097 million, generating a net profit of EUR 15 million and EUR 27 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 September 2024 and 2023, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 September 2024, Grupo Santander has tangible assets under lease for the amount of EUR 1,936 million (EUR 2,182 million at 31 December 2023).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 September 2024 and 31 December 2023, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-09-2024	31-12-2023
Banco Santander (Brazil)	3,258	3,679
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Bank Polska	1,176	1,159
Santander Portugal	1,040	1,040
Santander España	998	998
Santander US Auto	994	1,003
Santander Holding USA (ex. Auto)	806	814
Santander UK	639	612
Banco Santander - Chile	498	516
Grupo Financiero Santander (Mexico)	447	523
Ebury Partners	339	350
Santander Consumer Nordics	212	206
Other entities	332	369
Total Goodwill	13,487	14,017

During the first nine months of 2024 there has been a decrease in goodwill of EUR 530 million mainly due to exchange differences (see Note 11), which in accordance with current regulations, have been recorded with a credit to the heading Other comprehensive income - Items that can be reclassified in results- Foreign currency translation of equity through the Statement of recognized income and expenses.
Note 17 of the consolidated annual accounts for the year ended 31 December 2023 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test, and when there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first nine months of 2024 , there were no triggers that required the recording of impairments.

January - September 2024	23

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 September 2024 and 31 December 2023, presented by nature and categories for valuation purposes:

	EUR million
	30-09-2024			31-12-2023
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	50,697			50,589
Short Positions	31,173			26,174
Deposits	61,689	27,000	1,103,563	45,507	34,996	1,125,308
Central banks	9,501	795	29,722	7,808	1,209	48,782
Credit institutions	19,145	1,243	85,935	17,862	1,735	81,246
Customer	33,043	24,962	987,906	19,837	32,052	995,280
Debt instruments	—	7,487	314,446	—	5,371	303,208
Other financial liabilities	—	16	41,769	—	—	40,187
Total	143,559	34,503	1,459,778	122,270	40,367	1,468,703
b)   Information on issuances, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-09-2024	31-12-2023
Bonds and debentures outstanding	247,308	231,880
Subordinated	34,898	30,529
Promissory notes and other securities	39,727	46,170
Total debt instruments issued	321,933	308,579
The detail, at 30 September 2024 and 2023, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first nine months of 2024 and 2023:

	30-09-2024
	Opening balance at 01-01-24	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-09-24
Bonds and debentures outstanding	231,880	(1,224)	57,752	(40,020)	(1,080)	247,308
Subordinated	30,529	—	6,963	(2,433)	(161)	34,898
Bonds and debentures outstanding and subordinated liabilities issued	262,409	(1,224)	64,715	(42,453)	(1,241)	282,206

24	January - September 2024

	EUR million
	30-09-2023
	Opening balance at 01-01-23	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-09-23
Bonds and debentures outstanding	211,597	(1,467)	49,067	(38,016)	3,551	224,732
Subordinated	25,717	—	3,321	(40)	(137)	28,861
Bonds and debentures outstanding and subordinated liabilities issued	237,314	(1,467)	52,388	(38,056)	3,414	253,593
On 11 September 2024, Banco Santander, S.A., proceeded to redeem in advance the entirety of the issuance called "First Issue of Special Subordinated Debt of Banco Pastor, S.A.", with ISIN code ES0213770011, with an original nominal amount issued of EUR 300 million and a current nominal amount of EUR 11.5 million.
On 1 August 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of USD 1,500 (valued at EUR 1,356). The issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 8% annually for the first ten years, being reviewed every 5 years thereafter by applying a margin of 391.1 basis points over the 5-year mid-swap rate.
On 20 May 2024, Banco Santander, S.A., proceeded to partially redeem in advance the contingently convertible preferred shares with ISIN code XS1793250041, for a total nominal amount of EUR 1,312 million and which are traded on the market of the Irish Stock Exchange “Global Exchange Market” (the 'PPCC'), leaving the amount in circulation at EUR 187.6 million.
On 20 May 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of EUR 1,500. The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 7% annually for the first six years, being reviewed every five years thereafter by applying a margin of 443.2 basis points over the five-year mid-swap rate.
On 14 March 2024, Banco Santander, S.A. issued subordinated obligations for an amount of USD 1,250 million (valued at EUR 1,158 million) for a term of 10 years. The issuance was made at par and the issue coupon was set at 6.35% per year, payable bi-annually.
On 8 February 2024, Banco Santander, S.A., proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS1951093894, for a total nominal amount of USD 1,200 million (valued at EUR 1,110 million) and that were traded on the Irish Stock Exchange “Global Exchange Market” (the 'PPCC').
On 22 January 2024, Banco Santander, S.A. issued subordinated bonds for an amount of EUR 1,250 million for a term of 10 years and 3 months. The issue was carried out at 99.74% and the issue coupon was set at 5.00% per year for the first 5 years and 3 months, with an amortization option in April 2029, reviewing the coupon, in case of non-amortization, at a fixed rate equivalent to a margin of 250 points plus the 5-year Euro swap rate.
On August 8, 2023, Banco Santander, S.A. issued subordinated bonds for an amount of USD 2,000 million (EUR 1,821 million at the exchange rate on the day of issuance) for a term of 10 years. The coupon on the issue was set at 6.92% per year, payable semi-annually over the 10-year life of the operation.
On 23 May 2023, Banco Santander, S.A. carried out an issue of subordinated bonds for an amount of EUR 1,500 million at a term of 10 years and 3 months. The issue coupon was fixed at 5.75% per year for the first 5 years and 3 months, with an option to redeem in August 2028, revising the coupon, in the event of non-amortization, even a margin of 285 points more the 5-year Euro Swap rate.

January - September 2024	25

c)    Other issuances guaranteed by Grupo Santander
At 30 June 2024 and 2023, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 September 2024 and 31 December 2023:

	EUR million
	30-09-2024		31-12-2023
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,103,563	1,102,592	1,125,308	1,124,373
Debt instruments	314,446	314,238	303,208	298,792
Liabilities	1,418,009	1,416,830	1,428,516	1,423,165
Additionally, other financial liabilities are accounted for EUR 41,769 million and EUR 40,187 million as of 30 September 2024 and 31 December 2023, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2023, other than those mentioned in these interim financial statements.
10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2023 to 30 September 2024, is mainly due to provisions against equity for changes in financial assumptions and other experience adjustments, partially offset by benefit payments, premiums and contributions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 September 2024 and at 31 December 2023 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	30-09-2024	31-12-2023
Provisions for taxes	710	745
Provisions for employment-related proceedings (Brazil)	555	611
Provisions for other legal proceedings	1,339	1,359
Provision for customer remediation	518	454
Provision for restructuring	688	596
Other	897	869
	4,707	4,634
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.

26	January - September 2024

The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
With respect to changes in provisions in the first nine months of 2024, for employment and other legal proceedings, in Brazil, provisions of EUR 332 million and EUR 212 million were recorded, making payments of EUR 318 million and EUR 154 million, respectively.
c)    Litigation and other matters
i. Tax-related litigation
At 30 September 2024 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involves several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.

January - September 2024	27

•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May 2024, the appeal related to period 2009 to 2012 was rejected by the CARF and the resolution was appealed at the Federal Justice. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In March 2024, the CARF issued a favourable partial decision on the infraction notice of 2014/2015. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 743 million, and for lawsuits that qualify as contingent liabilities is EUR 4,733 million.
•Banco Santander appealed before European Courts the Decisions 2011/5/CE of 28 October 2009 (First Decision), andc2011/282/UE of 12 January 2011 (Second Decision) of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On October 2021 the Court of Justice definitively confirmed these Decisions. The dismissal of the appeal, that only affects these two decisions, had no impact on results.
At the date of approval of these interim financial statements, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 30 September 2024the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) have brought a claim for GBP 552 million (EUR 663.5 million)(plus interest) against (i) Santander Cards UK Limited (former GE Capital entity known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander, S.A. in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander, S.A. subsidiary) (together the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. AXA France reduced their claim from GBP 670 million (EUR 805.3 million) (plus interest) to GBP 552 million (EUR 663.5 million) (plus interest) in their Re-Re-Amended Particulars of Claim dated 29 June 2023. The Santander Entities strongly refute the claim. Trial has been fixed on 3 March 2025.
There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the definitive resolution of the matter. The provision recognized includes the best estimate of the Santander Entities’ liability to the specific portfolio.

28	January - September 2024

•Motor Finance Broker Commissions: following the Financial Conduct Authority's (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints made to the Financial Ombudsman Service (FOS) in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the historical use of DCAs between lenders and credit brokers (the “FCA Review”) and whether redress should be payable within all the industry. The FCA Review paused the handling of these complaints to the FOS originally until September 2024 and now extended to 4 December 2025. In addition, a claim has been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical commission arrangements in respect of used car financing operated in breach of the Competition Act 1998. Given the extension of the FCA Review, the current stay until 25 November 2024 is now likely to be extended until 31 July 2025, subject to the CAT’s approval. On 25 October 2024, the UK Court of Appeal handed down a judgment on three cases related to motor finance commission arrangements of other lenders in which the Court of Appeal has concluded that those other lenders had paid unlawful secret commissions and, in one of the cases, found an unfair relationship existed on its facts. Whilst the judgment may set a precedent for similar claims, both lenders in the case have publicly announced they will appeal the decision to the UK Supreme Court and any application of the judgment will depend on a number of factual and legal points which are not at this point in time settled. Thus, while it is possible that certain charges may be incurred in relation to the FCA's review or related existing or future county court claims (including the potential review of the Court of Appeals decision by the Supreme Court), FOS complaints and the CAT proceedings, it is not possible to predict the resolution of such matters and thus the timing, scope and quantum of any potential financial impact. It is not practicable to reliably estimate at this point in time the extent of any potential financial impact, which Santander UK has noted publicly it is carefully considering.
•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A. (Delforca)) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa, S.A., parent of Delforca (Monesa) have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Monesa and the bankruptcy administrator. On 1 June 2023, the appeal hearing took place and on 15 November 2023 the Provincial Court of Barcelona rendered a judgment dismissing the appeals filed by Delforca, Monesa and the bankruptcy administrator and confirming the first instance judgment. Delforca and Monesa (not the bankruptcy administrator) have filed an appeal in cassation before the Supreme Court against the judgment of the Provincial Court of Barcelona.
Separately, Monesa, filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: class action filed by AFABESP (an association of retirees and former Banespa employees) claiming payment of a semi-annual bonus provided for in the Bank's bylaws. The final decision rendered on the merits was unfavorable to Santander. However, a favorable decision was subsequently rendered stating that each beneficiary of the decision shall file an individual lawsuit to receive the due amount.
Since the judgments adopted different positions for each case, a procedure called Incident for the Resolution of Repetitive Demands (IRDR) was commenced before the Regional Labor Court (TRT) with the purpose of establishing objective criteria regarding the arguments brought by the Bank, mainly the statute of limitations and limitation of payments until December 2006 (Plan V). On 11 March 2024, the IRDR was admitted for future judgment, and it was determined that all cases filed in São Paulo - Capital remained suspended from its second instance (TRT).
Finally, due to the divergence between the interpretation of the Federal Constitution, an Action for Allegation of Non- Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) settles the issue and indicates the correct statute of limitations to be used in the individual cases filed.
On 27 June 2024, an agreement was signed with the indication of a nominal and exhaustive list of 7,299 retirees who, according to the criteria presented by the Bank, are entitled to payment of the amounts related to semi-annual bonuses. The maximum value of the agreement was of BRL 2.7 billion (EUR 444.5 million); though ultimately depended on the individual and voluntary adherence of each beneficiary. At the end of the voluntary adherence period in August 2024, 6,501 people had adhered to the agreement (89% of the total), out of which 6,500 agreements were finally approved at the deadline for judicial approvals set on 15 October 2024, totaling BRL 2.44 billion (~EUR 402 million). The bank has accounted for against equity (other comprehensive income) the amounts necessary to make the capital contributions to the fund Banesprev for the payments derived from the Agreement. As to the beneficiaries who have not adhered to the Agreement, as of the date of these interim financial statements, there are ongoing factual and legal issues that make it impossible to reliably predict the potential impact.
•Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits (economic plans). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have proved the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the 'Collor I Plan'. On 30 September 2024, the provision recorded for the economic plan proceedings amounts to EUR 177 million.

January - September 2024	29

•Floor clauses: as a consequence of the acquisition of Banco Popular Español, S.A.U. (Banco Popular), the Group has been exposed to a material number of transactions with floor clauses. The so-called floor clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular included floor clauses in certain asset-side transactions with customers. In relation to this type of clauses, and after several rulings issued by the Court of Justice of the European Union (CJEU) and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 20 January, Banco Popular made provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. On 30 September 2024, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 52.52 million, amount which is fully covered by provisions.
•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous appeals were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to these appeals, on the one hand, the General Court of the European Union (GCUE) selected 5 appeals from among all those filed before the European courts by various investors against the European institutions and processed them as pilot cases. On 1 June 2022, the GCUE rendered five judgements in which it completely dismissed the appeals, (i) supporting the legality of the resolution framework applied to Banco Popular, (ii) confirming the legality of the action of the European institutions in the resolution of Banco Popular and (iii) rejecting, in particular, all the allegations that there were irregularities in the sale process of Banco Popular to Banco Santander, S.A. Although four of these five judgments were initially appealed in cassation before the CJEU, in July 2023 one of the appellants withdrew his appeal. In June 2024, the CJEU upheld the appeal in case C-551/22-P brought by the Commission. In October 2024 the CJEU has dismissed the appeals in cases C-535/22-P, C-541/22-P and C-448/22-P. Therefore, all appeals before the CJEU have already been resolved.

On the other hand, in relation to the lawsuits initiated by investors directly against Banco Santander, S.A. derived from the acquisition of Banco Popular, on 2 September 2020, the Provincial Court of La Coruña submitted a preliminary ruling to the CJEU in which it asked for the correct interpretation of the Article 60, section 2 of Directive 2014/59/EU of the European Parliament and of the Council of 15 May, establishing a framework for the restructuring and resolution of credit institutions and investment services companies. Said article establishes that, in the cases of redemption of capital instruments in a bank resolution, no liability will subsist in relation to the amount of the instrument that has been redeemed. On 5 May 2022, the CJEU rendered its judgement confirming that Directive 2014/59/EU of the European Parliament and of the Council does not allow that, after the total redemption of the shares of the share capital of a credit institution or an investment services company subject to a resolution procedure, the shareholders who have acquired shares within the framework of a public subscription offer issued by said company before the start of such a resolution procedure, exercise against that entity or against its successor, an action for liability for the information contained in the prospectus, under Directive 2003/71/EC of the European Parliament and of the Council, or an action for annulment of the subscription contract for those shares, which, taking into account its retroactive effects, gives rise to the restitution of the equivalent value of said shares, plus the interest accrued from the date of execution of said contract.
Regarding this judgment the Supreme Court submitted three preliminary rulings about the application of the judgment of 5 May 2022 to other capital instruments such as preferred stock, subordinated obligations and subordinated bonds. On 5 September 2022, CJEU ruled that Directive 2014/59 precludes, after the total write down of the shares in a credit institution under resolution, that persons who have purchased (i) capital instruments that have been converted into shares in that credit institution before the adoption of resolution measures against it, or (ii) capital instruments which, in the context of that procedure, have been converted into shares in that credit institution, which were subsequently transferred to another credit institution, from bringing, against that institution or against its successor entity, an action for damages on the basis of flawed and incorrect information provided in the prospectus or a declaration of nullity. Currently, there are five preliminary rulings pending: three preliminary rulings referred by the First Instance Court 3 of Santa Coloma de Farners in April 2023 concerning pre-emptive subscription rights and the compatibility of the principles of proportionality and legal certainty with the bringing of legal actions by former holders of pre-emptive subscription rights and shares against the entity issuing the securities or against the entity succeeding it, which is currently suspended; and (ii) two preliminary rulings referred by the Supreme Court in November 2023 which complement the ones requested in December 2022, regarding to a holder of subordinated bonds who filed a claim against Banco Popular before the resolution.
On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. The ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed. On 11 July 2024 the parties were summoned to file their indictment briefs within a 40-day term. By means of a court order issued on 14 October 2024, the judge has extended the deadline to file the indictment writs until 28 October 2024.

30	January - September 2024

During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court, which rejected it. In these proceedings, Banco Santander, S.A. could potentially be subsidiarily liable for the civil consequences. In view of the CJEU ruling of 5 May 2022, the Bank requested confirmation of the exclusion of its subsidiary civil liability status in this criminal proceeding. On 26 July 2022, the Court rejected this request stating that it is a matter to be determined at a later procedural time. This decision was confirmed on appeal by the Chamber of the National Court by judgment of 5 October 2022.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The CJEU judgement of 5 May 2022 represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties and/or disgorgement of proceeds), cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause.
On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million. On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR. 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. Existing provisions cover the estimated risk of loss.
•Universalpay Entidad de Pago, S.L. (Upay): has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (MAA) and claims payment (EUR 1,050 million). The MAA was originally entered into by Banco Popular and its purpose is the rendering of acquiring services (point of sale payment terminals) for businesses in the Spanish market. The lawsuit was mainly based on the potential breach of clause 6 of the MAA, which establishes certain obligations of exclusivity, non-competition and customer referral. On 16 December 2022, the Court ruled in favour of the Bank and dismissed the plaintiff's claim in its entirety. The decision has been appealed before the Provincial Court of Madrid and the Bank has filed its opposition to Upay's appeal. On 4 October 2024 the Court of Appeal issued an order scheduling the date for the vote and decision of the appeal on 14 November 2024.
Considering the decision at first instance and following the analysis carried out by the Bank's external lawyers, with the best information available to date, it is considered that no provision needs to be registered.
•CHF Polish Mortgage Loans: on 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland regarding the consequences of potentially unfair contractual clauses in CHF-Indexed loan agreements. The CJEU left it up to national courts to decide in this regard, indicating that it is possible to invalidate a contract if it cannot be maintained without the abusive terms and there are no explicit supplementary provisions that can replace these terms.

January - September 2024	31

On 15 June 2023, the CJEU issued its judgment in Case C-520/21, in which it confirmed that it is national law that is relevant to determine the effect of cancellation of a contract - respecting the principles arising from Directive 93/13/EEC. According to the ruling of the CJEU in that case, the bank's claims in excess of the repayment of the nominal amount of the loan's principal and, as the case may be, the payment of default interest are contrary to the objectives of Directive 93/13/EEC if they were to lead to a profit analogous to the one it intended to make from the performance of the contract and thus eliminate the deterrent effect.
On 25 April 2024, the Civil Chamber of the Supreme Court rendered a decision according to which: (i) in the event that a provision of an indexed or denominated loan agreement relating to the manner of determining the exchange rate of a foreign currency constitutes an abusive contractual term and is not binding, based on the current case law, it is not possible for this provision to be replaced by any other method of determining exchange rates under the law or prevailing practices; (ii) in the event that it is not possible to determine a foreign currency exchange rate binding for the parties in an indexed or denominated credit agreement, the agreement is not binding. Further, referring to the issues related to the cancellation of a credit agreement, the Supreme Court pointed out that: (i) if the bank has paid all or part of the credit amount to the borrower and the borrower has made repayments of the credit, independent claims for the repayment of the undue payment arise in favour of each party (the so-called two condition theory); (ii) the limitation period of the bank's claim for reimbursement of amounts paid under the credit begins from the day following the day on which the borrower challenged the bindingness of the terms of the agreement; (iii) there is no legal basis for either party to claim interest or other benefits for the use of its funds during the period between the undue payment and the date when the repayment became due. The criteria set out by the Supreme Court in its decision could clarify the previous decisions described above. Nine judges of the Supreme Court declined to participate in the resolution raising questions of a constitutional nature and six judges submitted dissenting opinions mainly on issues related to the maintenance of the agreement after the elimination of abusive clauses.
Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice, including the impact of the aforementioned Supreme Court resolution on this case law.
As of 30 September 2024, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintained a portfolio of loans affected by the legal risk connected with CHF mortgage for an approximate gross amount of PLN 5,521.8 million (EUR 1,289.5 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the accounting methodology was adapted so that the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded.
As of the same date, the total value of adjustment to gross carrying amount in accordance with IFRS9 as well as provisions recorded under IAS37, amount to PLN 5,838.1 million (EUR 1,363.3 million) of which PLN 4,517.8 million (EUR 1,055 million) corresponds to adjustment to gross carrying amount under IFRS 9 and PLN 1,320.2 million (EUR 308.3 million) to provisions recognized in accordance with IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 in the first 6 months of 2024 amounted to PLN 873.8 million (EUR 202.5 million), the additional provisions under IAS 37 amounted to PLN 602.9 million (EUR 140 million). Other costs related to the dispute amounted to PLN 343.1 million (EUR 79.7 million). These provisions represent the best estimate as at 30 September 2024. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.
In December 2020, the Polish Financial Supervision Authority (KNF) presented a proposal for voluntary settlements between banks and borrowers under which CHF loans would be retrospectively settled as PLN loans bearing an interest rate based on WIBOR plus margin. The Bank has prepared settlement proposals which consider both the key elements of conversion of home loans indexed to CHF, as proposed by the KNF Chairman, and the conditions defined internally by the Bank. The proposals are being presented to customers. This is reflected in the model which is currently used to calculate legal risk provisions.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Santander Mexico has filed various constitutional reviews and appeals against the recurso de amparo referred to above, which have been dismissed by the Supreme Court of Justice of the Nation. As of this date, an amparo review filed by the Bank is pending to be resolved in the Collegiate Courts in the State of Nuevo León, thus the judgment is not final.
On 29 June 2022, Santander México, within the framework of the amparo review filed by the Bank, requested the First Collegiate Court in Civil Matters of the Fourth Circuit of Nuevo León the recusal of two of the three Magistrates who rendered against Santander Mexico, which was resolved in favour of Santander Mexico. Plaintiffs requested the recusal of the third Magistrate who ruled with a dissenting vote against the recurso de amparo referred above and this was resolved in favour of Plaintiffs, and consequently the matter was referred to the Second Collegiate Court of the Fourth Circuit based in Nuevo León.

32	January - September 2024

The President of this Court considered that the Seventh Civil Chamber of the Superior Court of Justice of Nuevo León had fulfilled the Amparo granted to Mrs. Garza, therefore the Bank presented disconformity “inconformidad”, which was sent for resolution by the Second Collegiate Court of the Fourth Circuit based in Nuevo León. However, on 22 April 2024, the Bank asked the Supreme Court of Justice of the Nation to take up the matter. This has been accepted and consequently, the Supreme Court of Justice will resolve the matter.
Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered to be sufficient to cover the risks deriving from this claim.
•URO Property Holdings, S.A. (before URO Property Holdings, SOCIMI SA): on 16 February 2022, legal proceedings were commenced in the Commercial Court of London against Uro Property Holdings, S.A. (Uro), a subsidiary of Banco Santander, S.A., by BNP Paribas Trust Corporation UK Limited (BNP) in its capacity as trustee on behalf of certain bondholders and beneficiaries of security rights. The litigation concerns certain terms of a financing granted to Uro which was supported by a bond issue in 2015. The claimant seeks a declaration by the Court and a monetary award against Uro, in connection with an additional premium above the nominal value of the financing repayment because of Uro having lost its status as SOCIMI (Sociedad Anónima Cotizada de Inversión Inmobiliaria), such loss causing the prepayment of the bond issue and, in the opinion of the claimant BNP, also the obligation to pay the additional premium by Uro. Uro denies being liable to pay that additional premium and filed its defense statement and a counterclaim against the claimant. The trial hearing has been scheduled for November and December 2024. Furthermore, Uro filed a summary judgement application for BNP's claim to be dismissed before trial. The dismissal of this application by the Commercial Court was confirmed by the Appeal Court. It is estimated that the maximum loss associated with this possible contingency, amounts to approximately EUR 250 million.
•Mortgage Expenses: In December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
In September 2020, the Barcelona Court of Appeal, rendered a decision stating that the commencement (dies a quo) for the statute of limitation starts running from the day the consumer fully paid mortgage expenses. The judgment has been appealed to the Supreme Court, which referred a preliminary matter to the ECJ for the establishment of the dies a quo from which the limitation period for the refund action starts running (C-561/21).
On 25 January 2024 the ECJ rendered a judgment (joint cases C‑810/21 and C‑813/21) stating that Directive 93/13 must be fixed on a case-by-case basis by national courts based on the moment when the consumer was aware of the unfair nature of the clause and the legal consequences of such unfair nature. Further, on 25 April 2024, two additional judgments were rendered (cases C-561/21 and C-484/21) in which the ECJ stated that the dies a quo of the statute of limitations for the annulment of the mortgage expenses shall be fixed on the moment when the consumer has an effective knowledge of the abusive nature of the clause and its effects and that this date must not be fixed (a) on the date of payment of such expense nor of the execution of the agreement; (b) when the Supreme Court has handed down judgments stating the abusive nature of a clause similar to the one included in the consumer contract; nor (c) when the ECJ has handed down judgments confirming that the statute of limitations for the annulment of contractual provisions is valid subject to its compliance with the principles of equivalence and effectiveness.
The Supreme Court has confirmed this criterion in its 14 June 2024 judgment, establishing that the public dissemination of case-law declaring the abusive nature of a clause does not necessarily give rise to the limitation period of the reimbursement action derived from similar clauses. However, the 4 July 2024 judgment, rendered in the case C-450/22, the ECJ has established that it cannot be excluded a priori that, as a consequence of the occurrence of an objective event or of a notorious event, such as the amendment of the applicable legislation or a widely disseminated and debated development of jurisprudence, the court considers that the average consumer's overall perception of the floor clause has changed during the reference period and has enabled him to become aware of the potentially significant economic consequences arising from such clause. A further preliminary question concerning the statute of limitations of the annulment of mortgage expenses has been raised before the ECJ by the First Instance Court No 8 of La Coruña.
In light of the foregoing, there are ongoing issues to be resolved which may have legal consequences. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. Therefore, the provision recognized includes the best estimate of Group’s liability to this matter.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 30 September 2024, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.

January - September 2024	33

11.   Equity
In the nine-month periods ended 30 September 2024 and 2023 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 30 September 2024 and 31 December 2023 consisted of EUR 7,747 million and EUR 8,092 million, respectively, represented by 15,494,273,572 and 16,184,146,059 shares of EUR 0.50 of nominal value each, respectively, and all of them of a unique class and series.
On 26 June 2024, there was a capital reduction amounting to EUR 165,652,500 through the redemption of 331,305,000 shares, corresponding to the share buyback program carried out between February and June 2024.
Likewise, on 30 January 2024, there was a capital reduction amounting to EUR 179,283,744 through the redemption of 358,567,487 shares, corresponding to the share buyback program for the year 2023 ended in January 2024.
The operations have not entailed the return of contributions to the shareholders as the Bank is the holder of the redeemed shares.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issuances in excess of par value.
As a result of the capital reductions described in Note 11.a, during the nine month period ended in September 2024, the share premium has been reduced by EUR 2,424 million corresponding to the difference between the purchase value of the shares amortised (EUR 2,769 million) and the nominal value of said shares (EUR 345 million) (see Total Statement of Changes in Shareholders' Equity). Likewise, and in accordance with applicable legislation, a reserve for amortized capital has been allocated with a charge to the share premium for an equal amount to the nominal value of said amortised shares (EUR 345 million).
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-09-2024	31-12-2023
Other comprehensive income accumulated	(37,471)	(35,020)
Items not reclassified to profit or loss	(5,256)	(5,212)
Actuarial gains or losses on defined benefit pension plans	(4,460)	(4,324)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(1)	1
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(609)	(776)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	262	264
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(262)	(264)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(186)	(113)
Items that may be reclassified to profit or loss	(32,215)	(29,808)
Hedge of net investments in foreign operations (effective portion)	(8,227)	(8,684)
Exchange differences	(23,037)	(19,510)
Hedging derivatives (effective portion)	(81)	(740)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(447)	(555)
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(423)	(319)

34	January - September 2024

d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first nine months of 2024, the amount of actuarial losses (net of actuarial gains) has increased by EUR 613 million. The main impacts are:
•Increase of 365 million in the cumulative actuarial losses relating to the Group's businesses in Brasil, mainly due to the portfolio performance, short-term inflation and adjustments to pensions in certain groups with which agreements have been reached to review pensions above the expected amounts. These losses have been partially offset by the discount rate variation (increase from 8.65% to 9.66% in the main pension plans, from 8.70% to 9.56% in the main medical plan).
•Increase of EUR 324 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the behaviour of the asset portfolio and the variation in inflation hypotheses (both short and long term). These effects have been partially offset by the variation in the discount rate (increase from 4.63% to 5.06%).
•Decrease of EUR 45 million in the cumulative actuarial losses relating to the Group's businesses in Mexico, mainly due to the increase in the discount rate (from 9.25% to 10.25%).
The other modification in accumulated actuarial profit or losses is a decrease of EUR 31 million as a result of the evolution of exchange rates and other movements.
e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2024 and 31 December 2023 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	30-09-2024				31-12-2023
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	39	(1,327)	(1,288)	118	32	(1,173)	(1,141)	252
International
Rest of Europe	122	(71)	51	282	117	(71)	46	267
United States	17	—	17	19	16	—	16	19
Latin America and rest	611	—	611	1,523	370	(67)	303	1,223
	789	(1,398)	(609)	1,942	535	(1,311)	(776)	1,761
Of which:
Listed	571	(50)	521	1,550	316	(118)	198	1,225
Unlisted	218	(1,348)	(1,130)	392	219	(1,193)	(974)	536

January - September 2024	35

f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first nine months of 2024 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the general depreciation of the currencies, except the Pound Sterling, and the polish zloty (see Note 1.e).
Of this variation, a capital loss of EUR 528 million corresponds to the valuation at the closing exchange rate of goodwill for the first nine months of 2024 (see Note 8).
g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2024 and 31 December 2023 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	30-09-2024				31-12-2023
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Issued by public Public-sector
Spain	78	—	78	10,659	17	0	17	9,867
Rest of Europe	312	(55)	257	13,740	333	(96)	237	18,258
Latin America and rest of the world	72	(705)	(633)	35,437	194	(820)	(626)	38,169
Issued by Private-sector
Spain	97	(44)	53	6,358	98	(9)	89	5,129
Rest of Europe	29	(18)	11	5,811	19	(30)	(11)	5,018
Latin America and rest of the world	19	(232)	(213)	6,224	6	(267)	(261)	5,106
	607	(1,054)	(447)	78,229	667	(1,222)	(555)	81,547

36	January - September 2024

12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
On September 18, 2023, Grupo Santander announced that it is consolidating its retail & commercial and consumer activities across all markets under two new global businesses: Retail & Commercial and Digital Consumer Bank. The changes align these businesses with Santander’s at 30 June 2024, global model in Corporate & Investment Banking, Wealth Management & Insurance and Payments, helping the bank achieve the strategic goals.
The segments are split by business units in which profits are made and by geographic area. The information is prepared by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
The Group's main level of segmentation, derived from its management model, consolidates the retail, commercial and consumer banking businesses of all markets under the umbrella of two new global business areas:
•Retail & Commercial Banking (Retail): new area that integrates the retail banking business (individuals) and commercial banking (SMEs and corporates), except for business originated in the consumer finance and the cards businesses.
•Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer.
•Corporate & Investment Banking (CIB): this business, which includes Global Transactional Banking, Global Banking (Global Debt Finance and Corporate Finance) and Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
•Wealth Management & Insurance (Wealth): includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
•Payments: digital payments solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries).
In accordance with the information used by the Group's executive committee for decision making, following is a distribution of the gross margin by business segment accompanying consolidated income statements for the nine-month periods ended 30 September 2024 and 2023.
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Center, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the nine-month periods ended 30 September 2024 and 2023:

	EUR million
	Gross Margin		Profit before taxes		Profit
Segment	30-09-2024	30-09-2023	30-09-2024	30-09-2023	30-09-2024	30-09-2023
Retail & Commercial Banking	24,219	22,367	8,177	6,040	5,332	4,128
Digital Consumer Bank	9,584	9,141	1,965	2,080	1,507	1,444
Corporate & Investment Banking	6,261	5,824	3,096	3,329	2,039	2,145
Wealth Management & Insurance	2,718	2,426	1,730	1,522	1,266	1,109
Payments	4,007	3,989	578	839	178	403
Corporate Center	(604)	(650)	(1,120)	(1,034)	(1,012)	(1,084)
Underlying Profit	46,185	43,096	14,427	12,776	9,309	8,143
Adjustments	(335)	(224)	—	(239)	—	—
Statutory Profit	45,850	42,872	14,427	12,537	9,309	8,143

January - September 2024	37

113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first nine months of 2024 and 2023, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-09-2024
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	113	3	116
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	96	—	96
	—	—	209	3	212
Income
Finance income	—	—	386	7	393
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	1,214	2	1,216
	—	—	1,600	9	1,609

	EUR million
	30-09-2024
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	902	99	1,001
Financing agreements: loans and capital contributions (borrower)	—	(7)	921	6	920
Guarantees provided	—	—	8	(286)	(278)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	26	—	26
Dividends and other distributed profit	—	2	—	17	19
Other transactions	—	—	(93)	—	(93)

38	January - September 2024

	EUR million
	30-09-2024
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	11	10,581	280	10,872
Other collection rights	—	—	697	1	698
	—	11	11,278	281	11,570
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	11	3,111	150	3,272
Other payment obligations	—	—	264	—	264
	—	11	3,375	150	3,536

	EUR million
	30-09-2023
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	117	1	118
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	104	—	104
	—	—	221	1	222
Income
Finance income	—	—	307	7	314
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	1,113	2	1,115
	—	—	1,420	9	1,429

January - September 2024	39

	EUR million
	30-09-2023
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	1	708	(238)	471
Financing agreements: loans and capital contributions (borrower)	—	2	(765)	(9)	(772)
Guarantees provided	—	—	(1)	685	684
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	77	—	77
Dividends and other distributed profit	—	1	—	10	11
Other transactions	—	—	4	—	4

	EUR million
	31-12-2023
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
	—	—	—	—	—
Loans and credits granted	—	12	9,680	185	9,877
Other collection rights	—	—	817	1	818
	—	12	10,497	186	10,695
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	19	2,190	150	2,359
Other payment obligations	—	—	290	—	290
	—	19	2,480	150	2,649

40	January - September 2024

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	30-09-2024	31-12-2023
Loan commitments granted	291,385	279,589
Of which impaired	586	406
Financial guarantees granted	15,780	15,435
Of which impaired	207	578
Bank sureties	15,745	15,400
Credit derivatives sold	35	35
Other commitments granted	138,136	113,273
Of which impaired	803	542
Other granted guarantees	60,554	57,363
Other	77,582	55,910
The breakdown of the off-balance sheet exposure and impairment on 30 September 2024 and 31 December 2023 by impairment stages is EUR 425,090 million and EUR 398,243 million of exposure and EUR 301 million and EUR 302 million of impairment in stage 1, EUR 18,615 million and EUR 8,528 million of exposure and EUR 196 million and EUR 174 million of impairment in stage 2, and EUR 1,596 million and EUR 1,526 million of exposure and EUR 216 million and EUR 226 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the nine-month periods ended 30 September 2024 and 2023 is as follows:

Average headcount
	Bank		Group
	30-09-2024	30-09-2023	30-09-2024	30-09-2023
Men	12,189	12,283	99,743	98,259
Women	11,715	11,747	110,360	112,309
	23,904	24,030	210,103	210,568
The number of branches at 30 September 2024 and 31 December 2023 is as follow:

Number of branches
	Group
	30-09-2024	31-12-2023
Spain	1,882	1,924
Group	6,252	6,594
	8,134	8,518

January - September 2024	41

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 September 2024 and 31 December 2023, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-09-2024			31-12-2023
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	79,349	152,690	232,039	67,842	109,079	176,921
Non-trading financial assets mandatorily at fair value through profit or loss	2,143	4,204	6,347	1,765	4,145	5,910
Financial assets at fair value through profit and loss	2,740	6,373	9,113	2,746	7,027	9,773
Financial assets at fair value through other comprehensive income	61,468	18,703	80,171	64,631	18,677	83,308
Hedging derivatives (assets)	—	5,637	5,637	—	5,297	5,297
Financial liabilities held for trading	25,873	117,686	143,559	20,298	101,972	122,270
Financial liabilities designated at fair value through profit or loss	—	34,503	34,503	25	40,342	40,367
Hedging derivatives (liabilities)	—	5,000	5,000	—	7,656	7,656
Liabilities under insurance contracts	—	18,037	18,037	—	17,799	17,799
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first nine months of 2024 and 2023, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and types of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2023.
As the end of 30 September 2024, the CVA (Credit Valuation Adjustment) accounted for was EUR 275 million (a decrease of 6.2% compared to 31 December 2023) and adjustments of DVA (Debt Valuation Adjustment) was EUR 282 million (a decrease of 14.5% compared to the end of December 2023). The reduction is mainly due to a decline in the spread curves of the credit markets.

42	January - September 2024

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 September 2024 and 31 December 2023:

	EUR million		EUR million
	Fair values calculated using internal models at 30-09-2024 (*)		Fair values calculated using internal models at 31-12-2023 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	175,845	11,762	133,874	10,351
Financial assets held for trading	150,578	2,112	106,993	2,086
Central banks (**)	21,584	—	17,717	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	32,492	24	14,061	—	Present value method	Yield curves, FX market prices
Customers (**)	30,370	811	11,418	24	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	10,880	415	8,683	915	Present value method	Yield curves, FX market prices
Derivatives	55,252	862	55,114	1,147
Swaps	42,128	504	44,987	577	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,032	19	836	9	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,679	36	2,210	153	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	2,542	—	33	—	Present value method	Yield curves, FX market prices
Index and securities options	321	205	126	235	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	7,550	98	6,922	173	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	5,637	—	5,297	—
Swaps	5,243	—	4,665	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	1	—	2	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	393	—	630	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,853	2,351	2,050	2,095
Equity instruments	643	1,775	815	1,495	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	318	235	539	313	Present value method	Yield curves
Loans and receivables	892	341	696	287	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	6,283	90	6,846	181
Credit institutions	435	—	459	—	Present value method	Yield curves, FX market prices
Customers (***)	5,779	19	6,189	31	Present value method	Yield curves, FX market prices, HPI
Debt instruments	69	71	198	150	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	11,494	7,209	12,688	5,989
Equity instruments	4	358	5	492	Present value method	Yield curves,Market price, Dividends and Others
Debt instruments	7,812	1,150	9,638	559	Present value method	Yield curves, FX market prices
Loans and receivables	3,678	5,701	3,045	4,938	Present value method	Yield curves, FX market prices and Credit curves

January - September 2024	43

LIABILITIES	173,870	1,356	166,542	1,227
Financial liabilities held for trading	116,615	1,071	101,103	869
Central banks (**)	9,501	—	7,808	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	19,145	—	17,862	—	Present value method	FX market prices, Yield curves
Customers	33,043	—	19,837	—	Present value method	FX market prices, Yield curves
Derivatives	49,146	1,071	49,380	869
Swaps	36,187	339	39,395	388	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	653	9	549	8	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,039	61	2,207	139	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	1,015	395	466	187	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	2,370	—	101	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	6,882	267	6,662	147	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	5,780	—	6,216	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	4,996	4	7,650	6
Swaps	4,785	3	6,866	6	Present value method	Yield curves ,FX market prices, Basis
Interest rate options	2	1	1	—	Black's Model	Yield curves, Volatility surfaces, FX market prices and Liquidity
Other	209	—	783	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss	34,489	14	40,313	29	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	17,770	267	17,476	323	Present Value Method with actuarial techniques	Mortality tables and yield curves
(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models use significant inputs that are not observable in market data.
(**)     Includes mainly short-term loans/deposits and repurchase/reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***) Includes mainly structured loans to corporate clients.

44	January - September 2024

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first nine months of 2024 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 158 million profit (EUR 315 million of profit in the first nine months of 2023).

January - September 2024	45

The table below shows the effect, at 30 September 2024 and 31 December 2023, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

30-09-2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.06)	0.00
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	4.98%	(6.73)	6.68
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.05%	(4.64)	4.75
Others	Discounted Cash Flows	Credit spread	10% - 90%	29.39%	(0.37)	0.12
Derivatives
Cap&Floor	Forward estimation	Interest rate	(5)bp - 5bp	0.00bp	0.00	0.00
EQ Options	EQ option pricing model	Volatility	0% - 70%	42.49%	(0.41)	0.63
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(5.01)	5.01
Fx Options	Fx option pricing model	Volatility	0% - 40%	20.35%	(0.71)	0.74
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.41%	(0.38)	0.26
IR Options	IR option pricing model	Volatility	0% - 30%	17.34%	(0.20)	0.27
IRS	Others	Others	5% - n.a.	n.a.	(4.49)	0.00
IRS	Discounted Cash Flows	Credit spread	78.3% - 279.8%	183.03%	(1.67)	1.81
IRS	Discounted Cash Flows	Swap rate	1% - 99%	50.41%	(0.61)	0.62
IRS	Forward estimation	Interest rate	60bps - 300bps	181.5bps	(3.16)	3.24
Property derivatives	Option pricing model	Growth rate	(6)% - 5%	0.00%	(3.78)	3.78
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10.0% - 90.0%	50.00%	(1.03)	1.03
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%	1.05%	(0.19)	0.19
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	3.89%	(4.03)	3.94

46	January - September 2024

30-09-2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.36)	0.36
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(177.54)	177.54
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	10% - 90%	10.00%	(26.31)	0.00
Loans	Discounted Cash Flows	Interest rate curve	4.5% - 8.1%	6.28%	(0.57)	0.57
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(29.60)	29.60
Loans	Forward estimation	Credit spread	149.0bps - 213.1bps	149.04bps	(0.26)	0.00
Loans	Market price	Market price	(10)% - 20%	0.00%	(2.41)	1.21
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(0.09)	0.09
Government debt	Discounted Cash Flows	Interest rate	0.4% - 2.4%	1.42%	0.00	0.00
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	5.9% - 6.2%	6.08%	(0.13)	0.13
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(35.76)	35.76
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	41.14%	(0.06)	0.04
FX Options	Volatility option model	Volatility	10% - 90%	38.13%	(0.07)	0.04
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	49.00%	(2.61)	2.51
IRS	Discounted Cash Flows	Credit Spread	60bps - 109bps	102.13bps	(5.20)	0.88

January - September 2024	47

31/12/2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.	n.a.	(0.08)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.01%	(1.90)	1.90
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	3.99%	(7.77)	7.72
Derivatives
CCS	Forward estimation	Interest rate	(6)bps - 6bps	0.40bps	(0.90)	1.03
CDS	Credit default models	Illiquid credit default spread curves	100bps - 200bps	149.14bps	(0.14)	0.14
EQ Options	EQ option pricing model	Volatility	0% - 70%	44.39%	(0.51)	0.89
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.26)	1.26
Fx Options	Fx option pricing model	Volatility	0% - 40%	20.81%	(0.55)	0.59
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.18%	(0.28)	0.16
IR Options	IR option pricing model	Volatility	0.4% - 32.2%	18.86%	(0.29)	0.41
IRS	Others	Others	5% - n.a	n.a	(1.25)	—
IRS	Discounted Cash Flows	Credit spread	2.6% - 8.3%	5.60%	(1.97)	2.18
IRS	Discounted Cash Flows	Swap rate	9.4% - 9.8%	9.60%	(1.01)	0.95
IRS	Forward estimation	Interest rate	(5.2)bps - 5.2bps	0.09bps	(0.03)	0.03
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	4.17%	(0.06)	0.05
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(3.92)	3.92
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	(22.30)% - 27.20%	2.47%	(4.95)	4.95
Structured notes	Price based	Price	(10)% - 10%	0.00%	(1.53)	1.53
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%	1.55%	(0.21)	0.21
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.23)	0.23
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	3.89%	(4.48)	4.25

48	January - September 2024

31/12/2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.35)	0.35
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(149.49)	149.49
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a	(20.80)	0.00
Loans	Discounted Cash Flows	Interest rate curve	4.6% - 9.0%	6.80%	(0.68)	0.68
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(20.30)	20.30
Loans	Forward estimation	Credit spread	167.7bps - 365.8bps	167.74bps	(3.46)	0.00
Loans	Market price	Market price	(10)% - 20%	0.00%	(5.02)	2.51
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)% - 1%	0.00%	(0.09)	0.09
Government debt	Discounted Cash Flows	Interest rate	0% - 2%	0.99%	0.00	0.00
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(49.24)	49.24
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	39.03%	(0.45)	0.25
CMS	Discounted Cash Flows	Volatility	10% - 90%	47.66%	0.00	0.00
Fx Options	Volatility option model	Volatility	10% - 90%	28.09%	(0.45)	0.13
IRS	Discounted Cash Flows	Inflation Swap Rate	10% - 90%	39.03%	(0.45)	0.25
Swaptions	Volatility option model	Volatility	10% - 90%	35.55%	0.21	0.10
1. For each instrument, the valuation technique is shown, the unobservable inputs described in the "Main unobservable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
2. The breakdown of impacts is shown by type of instrument and unobservable inputs.
3. The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
4. Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

January - September 2024	49

Lastly, the changes in the financial instruments classified as level 3 in the first nine months of 2024 and 2023 were as follows:

	01-01-2024	Changes						30-09-2024
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	2,086	1,148	(400)	222	—	(861)	(83)	2,112
Credit institutions	—	24	—	—	—	—	—	24
Customers	24	809	(24)	2	—	—	—	811
Debt instruments	914	78	(100)	(39)	—	(405)	(33)	415
Equity instruments	1	—	—	—	—	—	(1)	—
Trading derivatives	1,147	237	(276)	259	—	(456)	(49)	862
Swaps	577	159	(102)	44	—	(152)	(22)	504
Exchange rate options	9	9	(1)	6	—	(4)	—	19
Interest rate options	153	—	—	(9)	—	(108)	—	36
Index and securities options	235	20	(54)	110	—	(86)	(20)	205
Other	173	49	(119)	108	—	(106)	(7)	98
Hedging derivatives (Assets)	—	—	—	3	—	—	(3)	—
Swaps	—	—	—	3	—	—	(3)	—
Financial assets designated at fair value through profit or loss	181	391	(307)	27	—	(205)	3	90
Loans and advances to customers	31	—	—	(5)	—	(23)	16	19
Debt instruments	150	391	(307)	32	—	(182)	(13)	71
Non-trading financial assets mandatorily at fair value through profit or loss	2,095	332	(215)	91	—	123	(75)	2,351
Loans and advances to customers	287	105	(120)	50	—	44	(25)	341
Debt instruments	313	3	(73)	(9)	—	—	1	235
Equity instruments	1,495	224	(22)	50	—	79	(51)	1,775
Financial assets at fair value through other comprehensive income	5,989	4,629	(3,271)	—	(112)	55	(81)	7,209
Loans and advances to customers	4,938	3,926	(3,254)	—	8	81	2	5,701
Debt instruments	559	701	(2)	—	2	(26)	(84)	1,150
Equity instruments	492	2	(15)	—	(122)	—	1	358
TOTAL ASSETS	10,351	6,500	(4,193)	343	(112)	(888)	(239)	11,762
Financial liabilities held for trading	869	371	(126)	203	—	(217)	(29)	1,071
Trading derivatives	869	371	(126)	203	—	(217)	(29)	1,071
Swaps	388	172	(18)	(93)	—	(102)	(8)	339
Exchange rate options	8	5	(2)	4	—	(6)	—	9
Interest rate options	139	—	(20)	6	—	(65)	1	61
Index and securities options	187	56	(11)	222	—	(44)	(15)	395
Others	147	138	(75)	64	—	—	(7)	267
Hedging derivatives (Liabilities)	6	—	—	1	—	—	(3)	4
Swaps	6	—	—	—	—	—	(3)	3
Interest rate options	—	—	—	1	—	—	—	1
Financial liabilities designated at fair value through profit or loss	29	—	(5)	—	—	(10)	—	14
Liabilities under insurance contracts	323	—	—	(19)	—	—	(37)	267
TOTAL LIABILITIES	1,227	371	(131)	185	—	(227)	(69)	1,356

50	January - September 2024

	01-01-2023	Changes						30-09-2023
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	383	268	(121)	107	—	318	131	1,086
Debt instruments	42	78	(47)	20	—	336	4	433
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	340	190	(74)	90	—	(18)	(20)	508
Swaps	139	1	(4)	87	—	(1)	(30)	192
Exchange rate options	4	—	—	(3)	—	—	—	1
Interest rate options	39	—	—	(19)	—	—	—	20
Index and securities options	48	75	(3)	20	—	(27)	4	117
Other	110	114	(67)	5	—	10	6	178
Financial assets designated at fair value through profit or loss	427	—	—	(35)	—	—	28	420
Loans and advances to customers	5	—	—	1	—	—	—	6
Debt instruments	422	—	—	(36)	—	—	28	414
Non-trading financial assets mandatorily at fair value through profit or loss	1,833	250	(197)	177	—	—	25	2,088
Loans and advances to customers	239	99	(70)	(9)	—	—	8	267
Debt instruments	325	41	(38)	(8)	—	—	—	320
Equity instruments	1,269	110	(89)	194	—	—	17	1,501
Financial assets at fair value through other comprehensive income	5,647	2,571	(2,981)	—	(187)	194	37	5,281
Loans and advances to customers	4,718	2,571	(2,979)	—	50	162	78	4,600
Debt instruments	229	—	—	—	7	32	(78)	190
Equity instruments	700	—	(2)	—	(244)	—	37	491
TOTAL ASSETS	8,290	3,089	(3,299)	249	(187)	512	221	8,875
Financial liabilities held for trading	415	236	(86)	(49)	—	(110)	(28)	378
Trading derivatives	415	236	(86)	(49)	—	(110)	(28)	378
Swaps	235	65	(72)	14	—	(98)	(31)	113
Exchange rate options	—	—	—	—	—	—	—	—
Interest rate options	19	12	—	(5)	—	—	—	26
Index and securities options	42	43	(12)	—	—	(12)	3	64
Others	119	116	(2)	(58)	—	—	—	175
Hedging derivatives (Liabilities)	14	—	—	(3)	—	6	—	17
Swaps	14	—	—	(3)	—	6	—	17
Financial liabilities designated at fair value through profit or loss	151	78	(5)	(4)	—	—	(146)	74
Liabilities under insurance contracts	345	—	—	(10)	—	—	23	358
TOTAL LIABILITIES	925	314	(91)	(66)	—	(104)	(151)	827

January - September 2024	51

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

52	January - September 2024

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 2 January 2025	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer